Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Organization

Agency Records, Inc.	Connecticut
American Driving Records, Inc.	California
Background Information Services, Inc.	Texas
Credential Check & Personnel Services, Inc.	Michigan
Employee Health Programs, Inc.	Florida
First Advantage Enterprise Screening Corporation	Delaware
First American Indian Holdings LLC	Delaware
First American Registry, Inc.	Nevada
Hirecheck, Inc.	Florida
Liberatore Services, Inc.	New York
Multifamily Community Insurance Agency, Inc.	Maryland
MVRS, Inc.	Louisiana
Omega Insurance Services, Inc.	Florida
Professional Resource Screening, Inc.	California
Proudfoot Reports Incorporated	New York
Quantitative Risk Solutions LLC	Arizona
SafeRent, Inc.	Delaware
Seconda LLC (d/b/a Continental Compliance)	California
Total Information Source, Inc.	North Carolina
US SEARCH.com Inc.	Delaware
ZapApp India Private Limited	India